NEWS RELEASE 07-16	April 5, 2007

FRONTEER CLOSES C$5,870,500 OVER-ALLOTMENT OPTION

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that in connection with its previously announced offering (the “Offering”) pursuant to its short form prospectus dated March 8, 2007, the underwriters have partially exercised their over-allotment option pursuant to which Fronteer has issued today an additional 398,000 common shares at C$14.75 per share to raise additional aggregate gross proceeds of C$5,870,500. The Offering was underwritten by a syndicate of Canadian underwriters. The Company intends to use the net proceeds from the Offering for strategic investments and for future acquisitions.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended or applicable state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. All figures in this news release are in Canadian dollars.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a significant interest in Aurora Energy Resources (AXU – TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

Jessica Delaney, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including, but not limited to, the intended use of proceeds from the offering, involve known and unknown risks, uncertainties and other factors which may cause actual events or results to differ materially from those reflected in such forward-looking statements. Such factors include, among other things, the ability of Fronteer to find suitable acquisition targets or investments and to negotiation and find any such acquisitions or investments on terms acceptable to Fronteer or if at all, risks related to the exploration stage of the Fronteer’s projects, market fluctuations in prices of securities for exploration stage companies, uncertainties about the availability of additional financing, uncertainties related to fluctuations in uranium and gold prices and other risks and uncertainties described in the Fronteer’s recent annual report on Form 40-F and reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although Fronteer has attempted to identify important factors that could cause actual events or results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as future events and actual results could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.